Exhibit 3.7

CONSENT RESOLUTIONS OF THE DIRECTORS OF
FUNCTIONAL BRANDS INC.

(the “Company”)

The undersigned, being all the Directors of the Company, do hereby consent to and adopt in writing the following resolutions effective as of the 21st day of January, 2025.

EQUITY CONSOLIDATION

PURSUANT to the powers vested in the Board of Directors of the Company by the Articles of the Company, the following resolutions are hereby passed as evidenced by the signatures hereto affixed by all of the directors of the Company.

WHEREAS:

A.	The Board has determined, applying its best judgment, that it would be in the best interest of the Company to effect a consolidation of all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every 18.338622 pre-consolidation Common Shares (the “Consolidation”); and

B.	The Company’s issued warrants, stock option and restricted share units will also be consolidated on an 18.338622:1 basis.

C.	The Company’s authorized number of common shares shall stay the same at 220,000,000 common shares with a par value of $0.00001 and change to 1,000,000 preferred shares with a par value of $0.001.

NOW THEREFORE BE IT RESOLVED THAT:

1.	The Consolidation of the Company’s Shares on an 18.338622:1 basis be and is hereby approved and authorized.

2.	The Consolidation of the Company’s warrants, stock options, and restricted share units on a 18.338622:1 basis be and is hereby approved and authorized. The existing warrants, stock options and restricted share units are hereby cancelled and the transfer agent is authorized to issue new consolidated certificates.

3.	The certificate of amendment attached hereto as Schedule “A” be completed and filed with the state of Delaware.

4.	The cancellation of all pre-Consolidation Common Shares represented by share certificates tendered for exchange under the terms of, and in connection with, the Consolidation and the issuance of one post-Consolidation Common Share in exchange for each of 18.338622 pre-Consolidation Common Shares so cancelled be and is hereby approved.

5.	The Common Shares issued in connection with the Consolidation be allotted and issued as fully-paid and non-assessable securities in the capital stock of the Company.
6.	The registrar and transfer agent of the Company is hereby authorized and directed to issue certificates representing the post-Consolidation Common Shares pursuant to the Consolidation.

7.	The Company shall have authority to issue 220,000,000 common shares with a par value of $0.00001 and 1,000,000 preferred shares with a par value of $0.001.

8.	Any officer or director of the Company be and he is hereby authorized and directed to do and perform all such acts and things and to execute and deliver or file or cause to be executed, delivered or filed in the name of and on behalf of the Company and take all such other steps as may be necessary or as counsel for the Company may advise, or which, in the opinion of such officers, may be considered convenient and proper to carry out the purpose and intent of the foregoing resolution.

9.	These resolutions may be signed by the directors by electronic transmission and in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

/s/ ERIC GRIPENTROG	/s/ TARIQ RAHIM
ERIC GRIPENTROG, CEO	TARIQ RAHIM, CFO